

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

Donghai Yu
Chief Executive Officer
China Carbon Graphite Group, Inc.
c/o Xinghe Yongle Carbon Co., Ltd.
787 Xicheng Wai
Chengguantown
Xinghe County
Inner Mongolia, China

> **Re: China Carbon Graphite Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 15, 2012**
> **Form 8-K dated May 16, 2012**
> **Filed May 21, 2012**
> **File No. 333-114564**

Dear Mr. Yu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31

1.   With a view toward disclosure in future filings, please tell us how cash is transferred to your PRC subsidiaries and your VIE, and conversely, how earnings and cash are transferred from your PRC subsidiaries and your VIE to the offshore holding and parent companies.

2.   As a related matter, in future filings please expand MD&A to also describe restrictions, such as those arising from PRC government regulations, which could impact your ability to transfer cash within your corporate structure. Please tell us how you intend to apply this comment.

3.   Please tell us, and revise future filings to clearly discuss, the nature of each of your sources of liquidity and how those sources relate to your operations. For example, clarify the nature of the "local community and governmental support" mentioned on page F-8 and how that support allows you to "operate with a low net working capital." Please also tell us, and revise future filings to clarify, how the "length of time that it takes to complete purchase orders for customers" enables you to "predict future operating cash flow needs."

4.   We note the disclosure that if you default on your debt, the lenders may foreclose on the collateral, which includes the land use rights you mention. Please tell us, and revise future filings to disclose, the consequences of a foreclosure on the land use rights you hold, given your disclosure on page 21 that the land is actually owned by the government. Please also tell us, and revise future filings to clarify, the exact nature of your rights to the second parcel mentioned on page 21. Given your disclosure that you are to "allow public use" of the land, it is unclear what, if any, rights you have to such land.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-3

5.   Please tell us how your balance sheet provides the disclosures regarding variable interest entity assets and liabilities set forth in ASC 810-10-45-25.

Note 1. Organization and Business, page F-7

6.   With a view toward disclosure in future filings, please tell us whether you are required to maintain a statutory reserve in the PRC, the amount of that reserve and whether the maximum required reserve has been reached.

7.   With respect to the contractual agreements with Xingyong, please expand your disclosure in future filings to address the disclosures required by ASC 810-10-50 including the following. Please provide us a sample of proposed future disclosure.

- Provide a description of the nature of any restrictions on the VIE's assets as reported in your balance sheet, including qualitative information about the relationships between the VIE's assets and liabilities.
- Provide a description of how the VIE affects your financial position, results of operations and cash flows.
- Briefly describe the key provisions of each contractual agreement that proscribes your relationship with Xingyong.
- Describe the contractual lives of the arrangements. Also, describe termination and renewal provisions.
- Provide a description of recourse provisions with respect to the general credit of the primary beneficiary.

8.   Please also describe to us all of the significant risks arising from use of the VIE structure for purposes of consolidation of Xingyong, including the potential consequences to your company if the agreements were breached or otherwise determined to be unenforceable. Also, describe how you considered and evaluated the risks identified in your consolidation determination. Also, tell us about any kick-out rights held by the actual shareholders of Xingyong and describe your consideration of those rights, if any, on your consolidation determination.

Exhibits 31.1 and 31.2

9.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, including any amendments, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

Exhibits 32.1 and 32.2

10.   We see that the certification required by Section 906 of the Sarbanes-Oxley Act of 2002 refers to the Form 10-K for the fiscal year ended December 31, 2010. Please amend your filing to include certifications which reference the Form 10-K for the fiscal year ended December 31, 2011.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 2. Management's Discussion of Financial Condition and Results of Operations

Results of Operations, Three Months Ended March 31, 2012 and 2011

Sales, page 26

11.   Please tell us, and revise future filings to disclose, the material reasons underlying the changes to the line items you mention. For example, you mention how average selling prices of your products increased, including your high purity products. Given those increases, however, it is unclear why your product sales generally, and sales of high purity products specifically, declined when compared to the prior period, particularly in light of your disclosure of the "large demand" for your products. Please also tell us what you mean by the disclosure "[t]he manufacturing of solar and mold products increased the demand for our products as raw materials."

Operating Expense, page 27

12.   We reference the substantial decrease in general and administrative expenses of $702,663 or 45.2% which you attribute to a decrease in property tax expense. Please revise future filings to disclose why property tax expense decreased so substantially over the prior period and clarify if there were other factors that contributed to the significant decrease in general and administrative expenses. Provide us a copy of your proposed disclosure.

Form 8-K dated May 16, 2012

Exhibit 99.1

13.   In future filings please provide the reconciliations of non-GAAP measures required by Item 10(e)(1)(i)(B) of Regulation S-K including your presentations of EBITDA, adjusted EBITDA, adjusted net income, and adjusted EPS.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding the comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551- 3637 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant